OSSEN INNOVATION CO., LTD.

518 Shangcheng Road, Floor 17
Shanghai, 200120
People’s Republic of China.

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of Ossen Innovation Co., Ltd. (the “Company,” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at the Company’s headquarters, located at the 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China on December 18, 2013, at 10:00 A.M. Beijing Time and for any adjournment or postponement thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. Written notice of such revocation should be forwarded directly to the secretary of the Company at the above stated address.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting, you may vote by ballot at the meeting and your proxy will be deemed to be revoked.

VOTING SECURITIES

Holders of the Company’s ordinary shares, par value $0.01 per share (the “Shares”), whose names are on the register of members of the Company at the close of business on November 18, 2013 (the “Record Date”) are cordially invited to attend the meeting in person as well as any adjourned or postponed meeting thereof.  Holders of the Company’s American Depositary Shares (“ADS’s”) who wish to exercise their voting rights for the underlying Shares must act through JPMorgan Chase Bank, N.A., the depositary of the Company’s ADS program. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly.  Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof.   You may obtain directions to the meeting by calling +86 (21) 6888-8886.

As of the Record Date, the Company had issued and outstanding 19,901,959 Shares entitled to vote. For purposes of voting at the meeting, each Share is entitled to one vote upon all matters to be acted upon at the meeting. A quorum consists of the presence in person or by proxy of holders entitled to exercise at least 50% of the voting rights of the Shares. The affirmative vote of a majority of the votes cast in person or by proxy at the Annual Meeting and entitled to vote on the election of directors is required for the election of our directors. Likewise, the affirmative vote of a majority of the votes cast in person or by Proxy at the Annual Meeting and entitled to vote on the ratification of the Company’s independent registered accounting firm is required for such ratification.

If the enclosed proxy is properly executed and returned, the Shares represented thereby will be voted in accordance with the directions therein and otherwise in accordance with the judgment of the persons designated as proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the Proxy Card). Any proxy card on which no instruction is specified will be voted for the election of the nominees set forth under the caption “Election of Directors” and for the ratification of the Company’s independent registered accounting firm.

VOTING

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided.

If you intend to vote by proxy, your vote must be received by 12:00 p.m. US Eastern Time on December 16, 2013 to ensure that it is counted.

Proposal 1

Election of Directors

The Board has nominated the current six directors for re-election as directors to serve until the next Annual Meeting of Shareholders or until their successors are elected and become qualified. It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the six persons named below, unless the proxy card contains contrary instructions.

The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following table and subsequent narrative set forth the names, ages and director start dates of the six nominees for re-election as directors, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years.

Name	Age
Liang Tang	45
Wei Hua	50
Junhong Li	46
Xiaobing Liu	53
Yingli Pan	58
Zhongcai Wu	63

Dr. Liang Tang was appointed as our Chairman following our business combination in July 2010. Dr. Tang has been the Chairman and President of Ossen Materials, our subsidiary, since 2008. Dr. Tang has also been President of Shanghai Ossen Investment Holding (Group) Co., Ltd. since 2001. He has more than 20 years of experience in the steel industry. Prior to joining our Company in 2004, from 1994 until 1998, Dr. Tang was the President of Zhongmin Group of PRC Ministry of Civil Affairs. From 1988 until 1994, Dr. Tang was Head of Enterprise Administrative Division of the Shanghai Municipal Metallurgical Industry Bureau. Prior to that date, Dr. Tang was the Deputy Director of Enterprise Management at Baosteel Group Shanghai Ergang Co., Ltd., a competitor of ours. Dr. Tang is involved in many charity affairs and social organizations including China Committee of Corporate Citizenship and China Chamber of Metallurgy Industry. Dr. Tang has received the title of Shanghai Leader by the Shanghai Municipal Government, Outstanding Innovation Entrepreneur by the Symposium on Chinese Enterprise Innovation and the Royal Knight Medal of Spain by the King of Spain. Dr. Tang received a bachelors degree from Shanghai University, a Masters degree in International Finance from Peking University and an MBA from Fordham University. Dr. Tang also received a doctoral degree in world economics from East China Normal University.

Mr. Wei Hua was appointed as our Chief Executive Officer and as a director of ours following our business combination in July 2010. Mr. Hua has served as Chairman of the Board of Directors of Ossen Jiujiang since 2007. Since 2000, he has been the Assistant Chief Executive Officer for the Steel Department of Ossen Group. Before joining Ossen Group in 2000, from 1988 until 2000, Mr. Hua was a vice supervisor of the department of technology and quality supervision at Baosteel Group Shanghai Ergang Co., Ltd. From 1985 until 1988, Mr. Hua worked at Shanghai No. 5 steel factory. He graduated from Shanghai University with a degree in Business Management.

Mr. Junhong Li has been one of our directors since July 2010. Mr. Li has been the Senior Partner and Deputy Chief Accountant at Continental Certified Public Accountants since 2008. Prior to joining Continental Certified Public Accountants in 2008, from 2007 until 2008, Mr. Li was the Executive Director and Chief Financial Officer of ZMAY Holdings Limited. From 2004 until 2007, Mr. Li was Chief Financial Officer of Zhongmin On Line Technology Co. Ltd. Mr. Li has more than 20 years of experience in mergers and acquisitions, reorganizations and management consulting. Mr. Li received a bachelor’s degree from Central University of Finance and Economics and he is qualified as a certified public accountant.

Mr. Xiaobing Liu has been one of our directors since July 2010. Mr. Liu has served as Chairman of the Board of Huachen Trust since 2009. From 2005 until 2009, Mr. Liu was Chairman of the Board of Directors of Shanghai Dingfeng Technology Co., Ltd. Since 2002, he has also been an independent director of Southern Building Material Co., Ltd. Mr. Liu graduated from the University of Shanghai for Science and Technology with a bachelor’s degree in optical instruments.

Ms. Yingli Pan has been one of our directors since July 2010. Professor Pan has been a professor in the Department of Finance at Antai College of Economics & Management of Shanghai since 2005. Prior to being appointed professor at Antai College of Economics & Management of Shanghai in 2005, from 1994 until 2005, Professor Pan was a professor in the Finance Department at East China Normal University. Professor Pan received a bachelor’s degree in economics from East China Normal University, a master’s degree in economics from Shanghai University of Finance and Economics and a doctoral degree in economics from East China Normal University.

Mr. Zhongcai Wu has been one of our directors since July 2010. Mr. Wu has been Chief Engineer in the Communications Department of Yunnan Province since 2002. Mr. Wu received a bachelor’s degree in road and bridge engineering from Hunan University.

Each of our directors will serve as a director until our next annual general meeting, subject to resignation or removal prior to such date, and until their successors are duly elected and qualified.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE ELECTION OF EACH OF THE ABOVE NOMINEES.

Proposal 2

Our board of directors and our audit committee recommend that shareholders ratify the appointment of BDO China Shu Lun Pan Certified Public Accountants LLP as our company’s independent registered accounting firm for the year ending December 31, 2013. The affirmative vote of the holders of a majority of the shares present and entitled to vote at the meeting will be required to approve this proposal.

THE BOARD OF DIRECTORS RECOMMENDS VOTING “FOR” THE RATIFICATION OF THE APPOINTMENT OF BDO CHINA SHU LUN PAN CERTIFIED PUBLIC ACCOUNTANTS LLP AS OUR INDEPENDENT REGISTERED ACCOUNTING FIRM.

BOARD OF DIRECTORS AND BOARD COMMITTEES

Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Expiration of Term of Directors

Pursuant to our memorandum and articles of association, the business of our company is managed by our board of directors. Directors are elected for a term of office to expire at the next succeeding annual meeting of the shareholders after their election. Each director holds office until the expiration of his or her term of office and until his or her successor has been elected and qualified, or until his or her earlier death, resignation or removal by the shareholders or a resolution passed by the majority of the remaining directors.

In the interim between annual meetings of shareholders, or special meetings of shareholders called for the election of directors, any vacancy on the board of directors may be filled by the vote of a majority of the remaining directors then in office, although less than a quorum, or by the sole remaining director. A director elected to fill a vacancy resulting from death, resignation or removal of a director will serve for the remainder of the full term of the director whose death, resignation or removal will have caused such vacancy and until his successor will have been elected and qualified.

Director Remuneration

The directors may receive such remuneration as our board of directors may determine from time to time. The compensation committee assists the directors in reviewing and approving the compensation structure for the directors. Currently, our directors are not entitled to receive any remuneration for their service on our board or upon termination of employment.

Audit Committee

Our audit committee consists of Junhong Li, Yingli Pan and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 10A-3 under the Securities Exchange Act of 1934, as amended, which we refer to as the Exchange Act, and Rule 5605 of the Nasdaq rules. The audit committee oversees our accounting and financial reporting processes and audits of the financial statements of our company. The audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all audit and non-audit services permitted to be performed by our independent auditors;

•	reviewing with our independent auditors any audit problems or difficulties and management’s response;

•	reviewing and approving all proposed related party transactions, as defined in Item 404 of Regulation S-K;

•	discussing our annual audited financial statements with management and our independent auditors;

•	reviewing major issues as to the adequacy of our internal controls and any special audit steps adopted in light of material control deficiencies; and

•	meeting separately and periodically with management and our independent auditors.

Compensation Committee

Our compensation committee consists of Xiaobing Liu, Yingli Pan and Junhong Li, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The compensation committee assists the Board in reviewing and approving the compensation structure, including all forms of compensation relating to our directors and executive officers. Our Chief Executive Officer may not be present at any committee meeting during which his compensation is deliberated. The compensation committee is responsible for, among other things:

•	reviewing and approving the total compensation package for our senior executives; and

•	reviewing periodically, and approving, any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Corporate Governance and Nominating Committee

Our corporate governance and nominating committee consists of Yingli Pan, Zhongcai Wu and Xiaobing Liu, each of whom satisfies the independence requirements of Rule 5605 of the Nasdaq rules. The corporate governance and nominating committee assists the Board in selecting individuals qualified to become members of our Board and in determining the composition of the Board and its committees. The corporate governance and nominating committee is responsible for, among other things:

•	identifying and recommending to the board qualified candidates to be nominated for the election or re-election to the board of directors and committees of the board of directors, or for appointment to fill any vacancy;

•	reviewing annually with the board of directors the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us; and

•	advising the board of directors periodically with regard to significant developments in the law and practice of corporate governance as well as our compliance with these laws and practices, and making recommendations to the board of directors on all matters of corporate governance and on any remedial actions to be taken, if needed.

GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting.  If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies (unless a reference to the holder of the proxy having such discretion has been deleted and initialed on the Proxy Card).  Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board; Ossen Innovation Co., Ltd.; 518 Shangcheng Road, Floor 17, Shanghai, 200120, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

November 18, 2013	By Order of the Board of Directors,

/s/ Wei Hua
Wei Hua
Chief Executive Officer

ANNUAL MEETING OF SHAREHOLDERS OF

OSSEN INNOVATION CO., LTD.

December 18, 2013

NOTICE OF INTERNET AVAILABLITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

http://ir.osseninnovation.com

Please sign, date and mail your proxy card in the envelope provided promptly.